Noble House Entertainment Inc.

FOR IMMEDIATE RELEASE

NOBLE HOUSE ANNOUNCES FINANCIAL AND FILM PRODUCTION DEAL

TORONTO, ON – April 17, 2006, Noble House Entertainment Inc. (OTCBB: NHSEF)   (“Noble House”) is pleased to announce that its wholly owned subsidiary, Noble House Film and Television Inc. (NHFT) has entered into a first look production agreement for the intellectual properties of Crystal Star Productions Limited (“CSP”), a private production company.

CSP and NHFT have agreed to jointly develop, finance and produce an unspecified number of films, with the first film scheduled to commence principal photography in the fall of 2006.

Further to this agreement, CSP subscribed for 2 million Units at US$0.50 per Unit under a private placement with Noble House. Each Unit includes one common share and one half common share purchase warrant. Each whole warrant entitles its holder to acquire one common share of Noble house at a price of US$0.65 within twenty-four months of the date of issuance of the Unit.

In addition to the CSP subscription in the private placement, certain other accredited investors have subscribed for 387,200 Units on the same terms.

The proceeds of the private placement net of related expenses including fees will be used for general working capital.

CSP also has a right to subscribe, under a separate private placement, for a further 2.5 million Units on the same terms as above pending their participation in the production and financing on the first film being jointly developed.

Noble House’s CEO, Mr. Damian Lee Commented,  “It is with great pleasure that we welcome CSP as a production partner and a significant investor in Noble House. As a result, Noble House is in a strong financial position to ensure continued growth in the production of intellectual properties. We look forward to a long term successful relationship.”

About Noble House:

Noble House is a fully integrated entertainment company engaged in the development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming through its wholly owned subsidiary, Noble House Film and Television Inc.

For more information, please contact Jeffrey Robinson or Lowell Conn at 416-203-2966 or visit www.NHentertainment.com.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.